FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

 

Contacts:

Sanofi-aventis   **Teva**

Salah Mahyaoui	+ 33 6 3.68.78.88 salah.mahyaoui@sanofi-aventis.com	**Dan Suesskind**, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
Richard Vento	+ 33 6 78.79.93.26 richard.vento@sanofi-aventis.com	**George Barrett**, Executive V.P. - Global Pharmaceutical Markets President and CEO	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
		Kevin Mannix/Liraz Kalif, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

COPAXONE® PRE-FILLED SYRINGE CAN NOW BE STORED FOR UP TO ONE MONTH AT ROOM TEMPERATURE

- APPROVED IN THE U.S. AND IN EUROPE -

- Extended Storage Provides Enhanced Convenience for Relapsing-Remitting Multiple Sclerosis (RRMS) Patients -

Paris, France and Jerusalem, Israel - June 6, 2007 – Teva Pharmaceutical Industries, Ltd. and sanofi-aventis announced today that the application for up to one month room temperature storage of COPAXONE® (glatiramer acetate injection) pre-filled syringe has been approved by the U.S. Food and Drug Administration (FDA) and in Europe under the Mutual Recognition Procedure (MRP). With this supplemental amendment, COPAXONE® may now be stored by patients at room temperature for up to one month. Prior to this approval, COPAXONE® was approved for storage at room temperature for up to seven days.

Christina A., Germany, an opera singer who has been using COPAXONE® for the past six years commented: *"As a performer, I spend a lot of time on tour. Transporting and storing my COPAXONE® will now be much easier"*.

"For the past fifteen years, COPAXONE® has allowed me to control my disease and has granted me the ability to maintain an active lifestyle," said Laura K., a participant in the first pivotal trial evaluating the drug. *"As a competitive equestrian, I spend a lot of time away from home, and now that COPAXONE® can remain at room temperature for a longer period of time, transporting and storing it will be much easier."*

About COPAXONE®

COPAXONE® is indicated for the reduction of the frequency of relapses in ambulatory patients with RRMS characterized by at least two attacks of neurological dysfunction over the preceding two-year period. Copaxone 20 mg/ml should be administered as a subcutaneous injection once daily. The above mentioned information does not modify the knowledge in terms of efficacy and tolerability of COPAXONE® as indicated in the European SmPC.

COPAXONE® is approved in 47 countries worldwide, including the United States, Canada, Mexico, Australia, Israel, and all European countries. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. In North America, COPAXONE® is marketed by Teva Neuroscience, Inc., which is a subsidiary of Teva Pharmaceutical Industries Ltd (NASDAQ:TEVA). COPAXONE® is a registered trademark of Teva Pharmaceutical Industries Ltd.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 76 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs, primarily for diseases of the central nervous system.

See additional important information at *http://www.copaxone.com/pi/index.html* or call 1-800-887-8100 for electronic releases. For hardcopy releases, please see enclosed full prescribing information.

About sanofi-aventis

Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Teva Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: *Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® and Neurontin®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.*

Sanofi aventis Forward Looking Statements:

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in sanofi-aventis' annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                   Name: Dan Suesskind
                                   Title: Chief Financial Officer

Date: June 6, 2007